SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                   Schedule TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 4
                         ------------------------------

                           Delta and Pine Land Company
                       (Name of Subject Company (Issuer))
                         -------------------------------

                      Delta and Pine Land Company (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                             Common Stock: 247357106
                      (CUSIP Number of Class of Securities)
                           --------------------------

                                  R. D. Greene
           Vice President - Finance, Treasurer and Assistant Secretary
                           Delta and Pine Land Company
                                 One Cotton Row
                            Scott, Mississippi 38772
                            Telephone: (662) 742-4000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                         -------------------------------

                                    Copy to:
                                 Sam D. Chafetz
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                         165 Madison Avenue, Suite 2000
                                Memphis, TN 38103
                            Telephone: (901) 526-2000
                           ---------------------------

                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee**
--------------------------------                   -----------------------------
          $50,000,000                                         $5,885

* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 1,739,130 shares of common stock, par value $0.10 per share are purchased at the maximum possible tender offer price of $28.75 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,885         Filing Party: Delta and Pine Land Company
Form or Registration No.: Schedule TO  Date Filed: April 20, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|









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

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Commission on April 20, 2005 as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on May 11, 2005, Amendment No. 2 to the Tender Offer Statement filed with the Commission on May 18, 2005 and Amendment No. 3 to the Tender Offer Statement filed with the Commission on May 19, 2005 (the "Schedule TO") by Delta and Pine Land Company, a Delaware corporation (the "Company"), relating to the tender offer by the Company to purchase for cash up to 1,739,130 shares, of its common stock, par value $0.10 per share at a price of not more than $28.75 nor less than $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase and the accompanying letter of transmittal, which are dated and were filed with the Commission on April 20, 2005 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Company's original Schedule TO dated that date. The information in the tender offer is incorporated in this Amendment No. 4 to the Schedule TO by reference in response to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On May 24, 2005, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 Midnight, New York City time, on May 17, 2005. A copy of the press release is filed as Exhibit (a)(5)(F) to this Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(F) Press Release dated May 24, 2005 (announcing final results of tender offer)






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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DELTA AND PINE LAND COMPANY


                                    By:  /s/ R. D. Greene
                                       ---------------------------------------
                                    Name:   R. D. Greene
                                    Title:  Vice President - Finance, Treasurer
                                            and Assistant Secretary

Dated: May 24, 2005

                                  EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

(a)(5)(F) Press Release dated May 24, 2005 (announcing final results of tender offer)

NEWS
                                                   Delta and Pine Land Company
                                                   P.O. Box 157
                                                   Scott, Mississippi 38772
________________________________________________________________________________

Contact:  Investors                           Media
          Tom Jagodinski                      Jonathan Gasthalter/Amy Cohen
          Delta and Pine Land Company         Citigate Sard Verbinnen
          (662) 742-4518                      (212) 687-8080

                      DELTA AND PINE LAND COMPANY ANNOUNCES
                          FINAL RESULTS OF TENDER OFFER


     SCOTT, MS, May 24, 2005 - Delta and Pine Land Company (NYSE: DLP) announced today the final results of its modified "Dutch auction" tender offer, which expired at 12:00 Midnight, New York City time, Tuesday, May 17, 2005.

     Based on the final count by Illinois Stock Transfer Company, the depositary for the tender offer, approximately 2,374,940 shares of common stock were properly tendered and not withdrawn at a price at or below $27.00 per share. As previously disclosed, the Company intends to purchase all shares properly tendered and not withdrawn at prices at or below $27 per share, subject to applicable securities laws. Accordingly, the Company will purchase 2,374,940 shares of its common stock at a purchase price of $27.00 per share, or a total of $64,123,380. The total shares to be purchased are comprised of the 1,739,130 shares the Company offered to purchase and 635,810 shares to be purchased pursuant to the Company's right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer. Shares tendered at or below $27.00 per share include shares tendered by persons who indicated that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

     Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by Illinois Stock Transfer Company. As a result of the completion of the tender offer and immediately following payment for the tendered shares, the Company will have approximately 36.1 million shares of common stock outstanding.


     About Delta and Pine Land Company

     Delta and Pine Land Company is a leading commercial breeder, producer and marketer of cotton planting seed. Headquartered in Scott, Mississippi, with multiple offices in eight states and facilities in several foreign countries, D&PL also breeds, produces and markets soybean planting seed in the U.S. For more information about D&PL, please refer to the Company's website at www.deltaandpine.com.

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